hugs intl.

Housing Undergraduate & Graduate Students

"Building the future of international student housing."

THE PROBLEM



Housing Security

3 of 10

Ease without SSN/Credit Score

4 of 10

Satisfaction

5 of 10

70%

Of international students were NOT able to secure housing

60%

Cited the lack of a SSN/Credit Score as the primary reason for their housing difficulties

53%

Were unsatisfied with their housing searches

OUR SOLUTION: HUGS™

Hugs Score™

- Comparable to the legacy credit scores!
- Our proprietary rating process uses student visa and other documentation to compute the HUGS score™



All Listings
Contact Us
About Us
Pay My Rent
hugs intl.
Building the Future of International Student Housing
City
Search
How We Can Help You
International Student
Landlords
No US Credit? No Problem!
HUGS Score™
Updated Yesterday
763
GREAT
300
850
Key Factors
Visa Type
Good
Education Level
Good
Profession
Excellent
Funding
Excellent

MARKET OPPORTUNITY



Demographics

- Long-term student population growth
- Many international students have liquid funds readily available
- Demonstrated need of housing


$800,000,000
$600,000,000
$400,000,000
$0
$747MM
$487MM
$97.5MM
TAM
SAM
SOM

These are forward looking projections and are not guaranteed

GO-TO-MARKET STRATEGY

Landlord Sales Funnel

1. Landlord Partnerships
2. Social Media
3. Word of Mouth Referral
4. Hugs Housing Fairs

Student Sales Funnel

1. University Partnerships
2. Social Media
3. Word of Mouth Referral
4. College Test Prep Agencies

Current University Partners

University of San Diego®

UC San Diego

BUSINESS MODEL

Students
- $0 Free to join
- 3.5% of monthly rent

*Covers housing insurance and other necessities

Landlords
- $0-$150 subscription
- 3.5-5% transaction fee


CREDIT CARD

CLV (Customer Lifetime Value)

$1151

CAC (Customer Acquisition Cost)

<$149

These are forward looking projections and are not guaranteed

* Numbers are based on Year 1 projections for the San Diego Market

2021-2025 FINANCIAL PROJECTIONS

Timeline	Inception	Year 1	Year 2	Year 3	Year 4
Lease Agreements		201	489	1631	8157
Customer LTV		$1,151	$1,151	$1,098	$843
Revenue:	-	**$ 231,351**	**$ 562,839**	**$ 1,790,838**	**$ 6,876,351**
B2C	-	$ 8,600	$ 242,021	$ 770,060	$ 2,956,831
B2B	-	$ 11,400	$ 320,818	$ 1,020,778	$ 3,919,520
Costs:	**$ 175,000**	**$ 416,311**	**$ 500,710**	**$ 1,199,996**	**$ 4,381,605**
Legal	$ 40,000	$ 80,000	$ 96,800	$ 79,802	$ 199,497
Tech	$ 40,000	$ 150,000	$ 180,150	$ 360,300	$ 1,518,989
Admin	$ 10,000	$ 20,000	$ 24,020	$ 48,040	$ 180,155
HR, OPS, DEV	$ 70,000	$ 136,311	$ 163,710	$ 475,003	$ 2,009,263
Sales & Marketing	$ 15,000	$ 30,000	$ 36,030	$ 236,850	$ 473,701
CAC	-	$ 149	$ 74	$ 145	$ 58
Net Income	**$ (175,000)**	**$ (184,960)**	**$ 62,129**	**$ 590,842**	**$ 2,494,746**
Net Income Margins	0%	0%	11%	33%	36%

These are forward looking projections and are not guaranteed

215%
Average revenue growth

10:1
Average LTV : CAC ratio

9%
Average income margin growth

BUSINESS MODEL CONTINUED



Revenue
$8,000,000
$6,000,000
$4,000,000
$2,000,000
$0
National Expansion
Hugs Score™ API
San Diego Launch
Inception
Year 1
Year 2
Year 3
Year 4
Timeline



Lease Agreements
10000
7500
5000
2500
0
National Expansion
Hugs Score™ API
San Diego Launch
Inception
Year 1
Year 2
Year 3
Year 4
Timeline

These are forward looking projections and are not guaranteed

THE HUGS™ PRODUCT ROADMAP

2021



Marketplace
(Website)

2022



Hugs Score™ API

2023



National Expansion

2025



Industry Diversification

These are forward looking projections and are not guaranteed

COMPETITIVE ADVANTAGES

	REAL ESTATE WEBSITES	craigslist	facebook	UNIVERSITIES	hugs intl.
NO US CREDIT REQUIRED	✗	✗	✗	✓	✓
NO SSN REQUIRED	✗	✗	✗	✓	✓
SECURITY	MODERATE	LOW	LOW	HIGH	HIGH
INTERNATIONAL FRIENDLY	LOW	LOW	LOW	MODERATE	HIGH

These are forward looking projections and are not guaranteed

THE TEAM

Carl Dumesle



Co-Founder & CEO
- BAdmin and MBA
- Entrepreneur
- Experience in previous startups

Akash Atapattu



Co-Founder & CTO
- BS Computer Science
- Software Development Experience

Russell Leong



Co-Founder & COO
- Econs, BA
- Business owner
- Strategy & Operations Lead

Aymed Rodriguez-Ortiz



CMO
- Comms, Penn State
- Facebook Product Manager

Our Advisors

Tony Malz

- 13 years+ FICO
- Startup Founder

Dr. Michael Crawford

- Real Estate Owner
- Developer and Investor

KEY MILESTONES



- ✓ University Partnership Acquired
- ✓ Strong Talent Acquisition
- ✓ Pre-Seed Funding Secured
- ✓ Winner of various pitch competitions
- ✓ Hubspot 2021 Accelerator Program


TH NK YOU!
University of San Diego
SCHOOL OF BUSINE
2019

Featured In

SAN DIEGO BUSINESS JOURNAL | FRESH BREWED TECH | MINTZEDGE | University of San Diego

CAPITAL RAISE & USE OF FUNDS

$100K Use of Funds (Pre-Seed)

- **$30K - Legal**
  IP Protection & General Counsel
- **$50K - Technical**
  Development of HUGS™ infrastructure and AI; tools & servers
- **$5K - Administration**
  Banking, Accounting, Tax
- **$10K - Sales & Marketing**
  Social media ads & Partnerships
- **$5K - Professional Development**
  Perks, training & Allowances for team members

$500K Use of Funds (Seed/Angel)

- **$50K - Legal:**
  IP Protection & General Counsel
- **$280K - Technical**
  Development of HUGS™ infrastructure and AI; tools & servers
- **$60K - Administration**
  Banking, accounting, tax ,office space, supplies
- **$95K - Sales & Marketing**
  Social media ads, lead magnets, partnerships, merchandise, marketing materials, sales tools
- **$15K - Professional Development**
  Perks, training & Allowances for employees

These are forward looking projections and are not guaranteed

THANK YOU

hugs intl.

Housing Undergraduate & Graduate Students

"To connect international students with housing that understands them."

- HUGS™ Mission Statement